UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 001-14905

Acme Brick Company

401(k) Retirement & Savings Plan

3024 Acme Brick Plaza

Fort Worth, Texas 76109

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

*

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee, Plan Administrator and Plan Participants of the

Acme Brick Company 401(k) Retirement & Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Acme Brick Company 401(k) Retirement & Savings Plan (the Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Freed Maxick PC

We have served as the Plan’s auditor since 2022.

Buffalo, New York

June 20, 2025

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets:
Investments, at fair value	$135,399,080	$126,306,765
Non-interest-bearing cash	1,197	511
Receivables:
Notes receivable from participants	1,794,909	1,633,181
Company contributions	329,280	374,507
Participant contributions	83,151	86,250

Total receivables	2,207,340	2,093,938

Total assets	137,607,617	128,401,214

Liabilities:
Excess contributions payable	140,929	147,535

Total liabilities	140,929	147,535

Net assets available for benefits	$137,466,688	$128,253,679

See accompanying notes.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2024
Additions:
Investment income:
Dividends and interest	$3,378,059
Net appreciation in fair value of investments	14,982,822

Total investment income	18,360,881
Interest income on notes receivable from participants	141,385
Contributions:
Participants	5,861,185
Company	1,842,778
Rollovers	89,001

Total contributions	7,792,964

Total additions	26,295,230
Deductions:
Benefits paid to participants	16,710,222
Administrative expenses	371,999

Total withdrawals	17,082,221

Total deductions	17,082,221

Net increase in net assets available for benefits	9,213,009
Net assets available for benefits:
Beginning of year	128,253,679

End of year	$137,466,688

See accompanying notes.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements

Year Ended December 31, 2024

1.	DESCRIPTION OF PLAN

The following description of the Acme Brick Company (the “Company”) 401(k) Retirement & Savings Plan (the “Plan”) provides only general information. The Company is an indirect subsidiary of Berkshire Hathaway, Inc. (“Berkshire”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.

General. The Plan is a defined contribution plan which covers all employees. Employees are eligible to participate in the Plan as of the first day of the month on or after each employee has completed sixty (60) days of service and reached the age of eighteen (18). Employees hired on or after July 1, 2019 are automatically enrolled in the Plan at a deferral rate of 3% after the two aforementioned criteria are met and after a 30-day grace period to opt out. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Board of Directors is responsible for oversight of the Plan. The Administrative Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Company’s Board of Directors.

b.

Contributions. Employees may make voluntary pre-tax contributions or after-tax Roth 401(k) contributions through salary deferrals, limited to 65% of each employee’s eligible earnings, but not more than the maximum allowed by law. Contributions for employees hired on or after July 1, 2019 are automatically increased at a rate of 1% per year up to 5%. Employee contributions are subject to Internal Revenue Code (the “Code”) limitations. The maximum contribution allowed by the Plan was $23,000 in 2024. Employees who are 50 or older as of December 31, 2024 and reach either the maximum before-tax contribution limit of 65% or maximum contribution allowed by the Plan may make catch-up contributions. The catch-up contribution limit was $7,500 for 2024 and is eligible for Company matching.

For the year ended December 31, 2024, Company matching contributions were equal to 50% of the sum of each employee’s voluntary pre-tax contributions and after-tax Roth contributions up to five percent of the employee’s eligible earnings. The Company’s Board of Directors determines the matching percentage. Company matching contributions totaled $1,842,778 for the year ended December 31, 2024. Forfeiture balances of $200,000 will be applied against the 4th quarter amount due of $529,280 in 2025.

Any employee of the Company may roll over distributions made from a previous employer’s qualified retirement plan into the Plan.

c.

Participant accounts. Each participant’s account is credited with the employee’s contributions and an allocation of the Company’s contributions and investment earnings. Allocations are based on participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.

Vesting. Participants have a fully vested, nonforfeitable right to employee contributions. Company matching contributions are allocated to all participants and become fully vested after participants have completed three years of vested service. A participant’s account balance shall be 100% vested upon normal retirement age (65), disability or death. Effective January 1, 2020, Company matching contributions are fully vested for any participant whose separation from service is the result of a reduction in force. One year of vested service is credited for each calendar year in which a participant has at least 1,000 hours of service. Forfeitures of the Company match may be used to pay Plan expenses or fund other matching contributions; however, the forfeiture amount is credited back to participants upon re-employment with the Company. Forfeiture balances as of December 31, 2024 were approximately $236,000. Forfeiture balances as of December 31, 2023 were approximately $137,000.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

e.

Payment of benefits. Withdrawals of vested contributions from the Plan by participants can be made at normal retirement (age 65), when a participant dies, becomes disabled or a break in service occurs. There is no plan provision for early retirement. Distributions upon withdrawal are made in accordance with the Plan document.

f.

Notes receivable from participants. Participants are allowed to apply for and receive loans from their vested account balance, subject to certain requirements, including the provision that they may not have more than one outstanding loan at a time. The minimum loan amount is $1,000 and the maximum is 50% of the participant’s vested balance, but never more than $50,000 minus the highest outstanding balance of the participant’s total Plan loans during the last 12 months. The loans are secured by the balance in the participant’s account. A reasonable rate of interest is charged on loans. Currently, the Plan charges interest at the federal Prime rate plus 2%.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.

Basis of accounting. The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

b.

Estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.

Investments. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

d.

Notes receivable from participants. Participant loans are valued at unpaid principal balance plus accrued interest. Related fees are recorded as administrative expenses and are expensed when they are incurred.

e.	Contributions. Contributions by participants and participating employers are accounted for on the accrual basis once determined.

f.	Benefit payments. Benefit payments are recorded when paid.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Financial Accounting Standards Board Accounting Standards Codification Topic No. 820, Fair Value Measurement, are described as follows:

•	Level 1 — inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 — inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023. These methodologies were consistently applied to all investments of the Plan.

Cash and cash equivalents

Demand deposit funds are carried at amortized cost which approximates fair value. The investments are classified within Level 2 of the valuation hierarchy.

Common stock

Common stock is valued at the closing price reported on the active market on which the individual securities are traded. All common stock is classified within Level 1 of the valuation hierarchy.

Common/collective trust funds

The common/collective trust funds (“CCT”) are valued using Net Asset Value (“NAV”) per share as a practical expedient. NAV is based on the fair value of the underlying investments held by the fund less its liabilities. In accordance with GAAP, since each CCT is measured using the NAV per share practical expedient, the CCT’s are not classified in the fair value hierarchy. The fair value amounts for the CCT’s presented in the table below are intended to permit reconciliation to the amounts presented in the Statements of Net Assets Available for Benefits.

Collective investment trusts

The collective investment trusts (“CIT”) are tax-exempt, pooled investment vehicles that are valued daily by the CIT manager. CIT funds are not regulated by the Securities and Exchange Commission (“SEC”). They are regulated through the Office of the Comptroller of the Currency. CIT’s are not publicly traded, however the daily price of the funds are publicly available through the Nasdaq Fund Network. All CITs are classified within Level 2 of the valuation hierarchy.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

Mutual funds

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. All mutual funds are classified within Level 1 of the valuation hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2024 and 2023. The Plan has no assets classified within Level 3 of the valuation hierarchy.

Assets at Fair Value as of December 31, 2024

	Level 1	Level 2	Total
Cash/cash equivalents (money market funds)	$—	$3,857,778	$3,857,778
Collective investment trusts	—	22,361,982	22,361,982
Mutual funds	77,939,599	—	77,939,599
Common stock	23,283,443	—	23,283,443

Total investments in the fair value hierarchy	$101,223,042	$26,219,760	127,442,802

Investments measured at net asset value (a)			7,956,278

Total investments at fair value			$135,399,080

Assets at Fair Value as of December 31, 2023

	Level 1	Level 2	Total
Cash/cash equivalents (money market funds)	$—	$3,976,782	$3,976,782
Mutual funds	90,971,504	—	90,971,504
Common stock	18,673,608	—	18,673,608

Total investments in the fair value hierarchy	$109,645,112	$3,976,782	113,621,894

Investments measured at net asset value (a)			12,684,871

Total investments at fair value			$126,306,765

(a)

In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table summarizes investments measured at fair value based on NAV as a practical expedient as of December 31, 2024 and 2023.

Fair Values as of December 31, 2024

Fund	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Putnam Stable Value Fund Class 20	$7,956,278	N/A	Daily	Daily

Total	$7,956,278

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

Fair Values as of December 31, 2023

Fund	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Putnam Stable Value Fund Class 20	$12,684,871	N/A	Daily	Daily

Total	$12,684,871

4.	TAX STATUS OF PLAN

Effective July 15, 2022, the Plan sponsor adopted a prototype plan sponsored by Bank of America Merrill Lynch. The prototype plan received an opinion letter dated June 30, 2020 in which the Internal Revenue Service (“IRS”) stated that the prototype plan was in compliance with the applicable requirements of the Code. In addition, the opinion letter stated that an employer who adopts this prototype plan may rely on the prototype plan opinion letter with respect to the qualification of its plan under the Code. Therefore, the Plan’s Administrative Committee believes that the Plan is being operated in compliance with the applicable provisions of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	EXCESS CONTRIBUTIONS PAYABLE

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the 2024 excess contributions to applicable participants prior to March 15, 2025. The Plan distributed the 2023 excess contributions to applicable participants prior to March 15, 2024.

6.	ADMINISTRATIVE EXPENSES

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, all participants would become 100% vested in their employer contributions and Plan assets would be distributed accordingly.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

Notes to Financial Statements - Continued

8.	RELATED PARTIES AND PARTIES-IN-INTEREST

The Plan holds investments in the common stock of Berkshire; a retirement bank account managed by Bank of America, N.A., which acted as trustee for only those investments as defined by the Plan; and, notes receivable from participant loans. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Net assets available for benefits per the financial statements	$137,466,688	$128,253,679
Amounts allocated to withdrawing participants	(1,552)	(5,059)

Net assets available for benefits per the Form 5500	$137,465,136	$128,248,620

Year Ended December 31, 2024
Net increase in net assets available for benefits per the financial statements	$9,213,009
Amounts allocated to withdrawing participants at December 31, 2024	(1,552)
Amounts allocated to withdrawing participants at December 31, 2023	5,059

Change in net assets available for benefits per the Form 5500	$9,216,516

The reconciling items noted above are due to the difference in the method of accounting used under government reporting requirements in preparing the Form 5500 as compared to the Plan’s financial statements.

10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN
EIN: 75-2864968 Plan Number: 014

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2024

(a)	(b)	(c)	(e)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
*	Berkshire Hathaway Common Stock Class B	Common Stock	$23,283,443
	Fidelity 500 Index Fund	Mutual Fund	17,614,732
	Large Cap Growth Fund III Class R1	Collective Investment Trust	14,112,411
	Touchstone Large Cap Focused Fund Class A	Mutual Fund	9,043,016
	Vanguard Small Cap Index Fund Institutional Shares	Mutual Fund	8,347,842
	Core Plus Bond Fund Class R1	Collective Investment Trust	8,249,571
	Fidelity US Bond Index Fund	Mutual Fund	8,000,046
	Putnam Stable Value Fund Class 20	Common/Collective Trust Fund	7,956,278
	Victory Sycamore Established Value Fund Class I	Mutual Fund	7,549,173
	MFS International Diversification Fund Class R4	Mutual Fund	6,776,537
	Carillon Eagle Mid Cap Growth Fund Class I	Mutual Fund	4,810,830
	Fidelity International Bond Index Institutional Fund	Mutual Fund	4,571,491
	Vanguard Federal Money Market Fund Investor Class	Money Market Fund	3,857,778
	Vanguard Value Index Fund Admiral Class	Mutual Fund	3,394,947
	Vanguard 2030 Target Retirement Investor Class	Mutual Fund	1,237,895
	Vanguard 2035 Target Retirement Investor Class	Mutual Fund	1,232,876
	Vanguard 2055 Target Retirement Investor Class	Mutual Fund	1,033,155
	Vanguard 2050 Target Retirement Investor Class	Mutual Fund	896,393
	Vanguard 2025 Target Retirement Investor Class	Mutual Fund	807,408
	Vanguard 2060 Target Retirement Investor Class	Mutual Fund	677,372
	Vanguard 2040 Target Retirement Investor Class	Mutual Fund	640,063
	Vanguard 2045 Target Retirement Investor Class	Mutual Fund	612,956
	Vanguard 2065 Target Retirement Investor Class	Mutual Fund	413,974
	Vanguard Target Income Retirement Investor Class	Mutual Fund	165,072
	Vanguard 2070 Target Retirement Investor Class	Mutual Fund	68,685
	Vanguard 2020 Target Retirement Investor Class	Mutual Fund	45,136
*	Notes Receivable from Participants	Interest rates range from 5.25% to 10.50%, due through 2038.	1,794,909

			$137,193,989

*	Denotes an investment issued or managed by an entity known to be a party-in-interest to the Plan, as defined by ERISA. Column (d) cost information omitted for participant-directed investments.

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Acme Brick Company 401(k) Retirement & Savings Plan

By:	/s/ Elaine Suleski
Elaine Suleski
Vice President of Accounting

Date: June 20, 2025

ACME BRICK COMPANY 401(k) RETIREMENT & SAVINGS PLAN

EXHIBIT INDEX

Exhibit No.		Page No.

23.1	Consent of Freed Maxick PC	13